Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Twelve Months Ended
	December 31,
	2013		2012		2011		2010		2009

Earnings from continuing operations before income taxes and equity in loss of investee companies	$2,897		$2,561		$2,179		$1,335		$577

Add:
Distributions from investee companies	13		17		13		-		2
Interest expense, net of capitalized interest	376		402		435		527		540
1/3 of rental expense	168		162		161		161		167

Total earnings from continuing operations	$3,454		$3,142		$2,788		$2,023		$1,286

Fixed charges:
Interest expense, net of capitalized interest	$376		$402		$435		$527		$540
1/3 of rental expense	168		162		161		161		167

Total fixed charges	$544		$564		$596		$688		$707

Ratio of earnings to fixed charges	6.3	x	5.6	x	4.7	x	2.9	x	1.8	x